SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2 )*

Alliance Capital Management L.P.
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

     Not Applicable
(CUSIP Number)

Gerald M. Lieberman
SCB Partners, Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP NO. N/A	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,480,000 (all of the foregoing indirectly through SCB Partners Inc.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,480,000 (all of the foregoing indrectly through SCB Partners Inc.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,480,000 (all of the foregoing indirectly through SCB Partners Inc.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. N/A	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,480,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,480,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO
CUSIP No. N/A	13D	Page 4 of 7

        SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the Units of Limited Partnership Interest (the “Units”) of Alliance Capital Management L.P., a Delaware limited partnership (the “Issuer”). This Amendment No. 2 to Schedule 13D of the Reporting Persons (“Amendment No. 2”) amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”) filed on November 25, 2002 (the Initial Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”), only with respect to Appendix A thereto, which is hereby deleted and replaced in its entirety with the Appendix A attached to this Amendment No. 2, and with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest In Securities Of The Issuer.

        Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

        (a) and (b).

        At the close of business on March 5, 2004, Partners owned directly 24,480,000 Units. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 250,916,189 Units outstanding. Accordingly, Partners may be deemed to beneficially own 9.8% of the total number of the outstanding Units.

        Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, its 24,480,000 Units. SCB does not directly beneficially own any Units.

        Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Units.

        (c).

        On February 20, 2004, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and the Issuer exercising Partners’ right to sell 8,160,000 Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, the Issuer and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On March 2, 2004, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be March 5, 2004 and that, as permitted under the terms of the Purchase Agreement, it was designating ECMC, LLC (“ECMC”) as the purchaser. On March 5, 2004, the sale of the Exercised Units to ECMC pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to ECMC was $37.828, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following February 20, 2004.

        Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No. N/A	13D	Page 5 of 7

APPENDIX A
TO SCHEDULE 13D

        Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. (“SCB”) and SCB Partners Inc. (“Partners”) (each, a “Corporation”). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 1345 Avenue of the Americas, New York, New York 10105.

        Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*

Name	Position at the Corporations	Principal Occupation/Employment

Lewis A. Sanders	Chairman; Chief Executive Officer	Director; Vice Chairman, Chief Investment Officer; Member of the Executive Committee**

Roger Hertog	Director; President and Chief Operating Officer	Director; Vice Chairman; Member of the Executive Committee**

Andrew S. Adelson	Director; Senior Vice President	N/A

Kevin R. Brine	Director; Senior Vice President	Managing Director Brine Management LLC 433 West 14th Street, 3rd Floor New York, New York 10014

Charles C. Cahn, Jr.	Director; Senior Vice President	Managing Member Cahn Medical Technologies, LLC 16 Lancaster Road Tenafly, New Jersey 07670

Marilyn Goldstein Fedak	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

Arthur W. Fried	Director	Executor, Estate of Zalman C. Bernstein 1015 Park Avenue New York, New York 10028

Michael L. Goldstein	Director; Senior Vice President	Managing Partner Empirical Research Partners LLC 477 Madison Avenue New York, New York 10022

Thomas S. Hexner	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

_________________
* The listed individuals hold identical positions for both SCB and Partners.

** Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of the Issuer and Holdings; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.

CUSIP No. N/A	13D	Page 6 of 7

Gerald M. Lieberman	Director; Senior Vice President; Treasurer	Executive Vice President, Finance and Operations; Member of the Executive Committee**

Marc O. Mayer	Director; Senior Vice President	Executive Vice President; Member of the Executive Committee**

Jean Margo Reid	Director; Senior Vice President; Secretary	Consultant 100 Bleecker Street, Apt. 18D New York, New York 10012

Francis H. Trainer, Jr.	Director; Senior Vice President	Employee General Sullivan Group, Inc. Post Office Box 7509 West Trenton, New Jersey 08628
CUSIP No. N/A	13D	Page 7 of 7

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: March 9, 2004

SCB INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President

SCB PARTNERS
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President